

Mail Stop 4628

September 20, 2016

Mr. Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
400 Woodcliff Drive
Canonsburg, Pennsylvania 15317

> **Re:** **Rice Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-36273**

Dear Mr. Rice:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Risk Factors, page 20

1.   You disclose on page 26 that "If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value for a significant period of time, we will be required to take write-downs of the carrying values of our properties". Explain to us what you mean by a "significant period of time". Additionally, explain how the accounting policy implied by this disclosure complies with the requirements of FASB ASC paragraph 360-10-35-17.

Properties, page 38

Exploration and Production Segment Properties

Reserve Data, page 39

Reserves Presentation, page 39

2.   Your disclosure of reserves throughout Form 10-K appears to be in the form of a single aggregated figure provided solely in terms of a gas equivalent volume. To the extent that reserves relating to individual product types other than natural gas are not separately material pursuant to Item 1202(a)(4) of Regulation S-K, please expand the disclosure in Form 10-K to clarify the reason for limiting your reserves disclosure to the gas equivalent volumes. Alternatively, expand your disclosure to provide the net quantities of your condensate and natural gas liquids as part of your presentation or as footnote disclosure. As part of your expanded disclosure, provide in close proximity to your reserves presentation the basis for converting your condensate and natural gas liquids volumes to equivalent gas volumes (e.g. the number of cubic feet of natural gas per barrel equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Proved Undeveloped Reserves, page 41

3.   We note your explanation for the revisions of previous estimates in proved undeveloped reserves for the period ending December 31, 2015. If your revisions are related to more than one unrelated cause, for example, changes in your corporate plans to drill certain wells and changes for well performance, please clarify for us and expand your disclosure to provide the net quantities attributable to each separate cause to comply with the disclosure requirements under Item 1203(b) of Regulation S-K.

4.   Please tell us and expand your disclosure to explain why there appears to be a significant difference between the net quantities added by extensions and discoveries during 2015 relating to proved undeveloped reserves compared to such changes relating to total proved reserves provided elsewhere on page 123.

5.   You disclose that the significant negative revisions relating to your proved undeveloped reserves for the fiscal year ending December 31, 2015 were largely the result of reclassifying previously booked locations to the probable category as they are no longer expected to be drilled within five years of initial booking. Elsewhere on page 123, you further explain that such revisions were due to changes in the Company's operation plans.

        Please explain to us the nature and reason for the changes in your plans regarding your previously disclosed proved undeveloped reserves. Furthermore, in light of the magnitude of the change in previously disclosed proved undeveloped reserves, please tell us how you complied with the requirement of reasonable certainty for proved reserves relating to an adopted development plan and schedule as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-K. Also explain to us why your prior reserves disclosure did not represent a "mere intent to develop" such reserves as noted in the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

6.   Tell us when the 334MMcfe of proved undeveloped reserves that were reclassified to the probable category during 2015 were initially booked as proved reserves. Additionally, tell us the economic, operational or other factors that resulted in the deferral and reclassification of these quantities and explain how these factors compare with those related to new proved undeveloped locations booked during 2015. To the extent that locations were deferred for different reasons, provide separate discussion for each location or group of similar locations.

Determination of Drilling Locations, page 43

7.   Expand your disclosure or provide a cross-reference to disclosure such as presented on page 6 in footnote (1) to clarify "The drilling locations on which we actually drill will depend on the availability of capital, regulatory approval, commodity prices, costs, actual drilling results and other factors. Please see "Item 1A. Risk Factors—Risks Related to Our Business—Our drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill our drilling locations."

Production, Revenues and Price History, page 43

8.   Please expand your presentation to disclose the production, by final product sold, for each field that contains 15% or more of the Company's total proved reserves. Refer to the disclosure requirements under Item 1204(a) of Regulation S-K.

9.   Please revise your presentation to disclose the figures for production and the average sales price by final product sold of condensate and natural gas liquids to comply with Items 1204(a) and 1204(b)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 70

Natural Gas Properties, page 71

10.   You indicate that the carrying values of your proved properties are evaluated for
       impairment at the formation level.   Explain to us, in reasonable detail, how this policy is
       applied, including how you determine the formation level. Additionally, explain to us how
       this policy is consistent with the requirement to group assets at the lowest level for which
       identifiable cash flows are largely independent of the cash flows of other assets and
       liabilities. See FASB ASC paragraph 360-10-35-23.

11.   Provide us a reasonably detailed summary of the cash flow analysis that supports your
       assessment that the undiscounted future cash flows of your Marcellus and Utica proved
       properties exceeded their carrying values in excess of 50%. As part of your response,
       clarify the level at which cash flows were determined and compared to carrying values.
       Additionally, describe all material assumptions as to prices, costs and quantities and
       explain your basis for all assumptions made. To the extent that quantities other than
       proved reserves were considered, explain whether and how such quantities were risk
       adjusted.

Financial Statements and Supplementary Data, page 78

Notes to Consolidated Financial Statements, page 86

Note 3. Goodwill, page 91

12.   You disclose that you recorded an impairment charge of $249.9 million to eliminate the
       carrying value of the goodwill of the exploration and production reporting unit at
       December 31, 2015. Describe for us, in reasonable detail, all material assumptions
       underlying the analysis that resulted in the impairment charge and explain to us how these
       assumptions compare to the assumptions used in connection with both the purchase price
       and goodwill allocation at the time of the 2014 Marcellus JV Buy-In and the 2015 asset
       impairment test.

Notes to Consolidated Financial Statements

Supplemental Information on Gas-Producing Activities (Unaudited), page 122

13.   We note your disclosure of reserves and the changes therein is presented as a single
       aggregated figure provided solely in terms of a gas equivalent volume. Please revise your
       presentation to separately disclose reserves by individual product type pursuant to the
       requirements under FASB ASC 932-235-50-4.

14.   Expand your disclosure of the changes in net quantities of proved reserves for the period ending December 31, 2014 to include an appropriate narrative explanation of the significant changes relating to revisions of previous estimates. Refer to the disclosure requirements under FASB ASC 932-235-50-5.

Form 8-K furnished August 3, 2016

Exhibit 99.1 – Press Release

15.   The reconciliation of adjusted net income (loss) provided on page 15 presents various reconciling items net of tax. This is inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.11. Please review this guidance for your future earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824, John Hodgin at (202) 551-3689 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources